news release

Zi Corporation Appoints Interim CFO

CALGARY, AB, September 11, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has named veteran finance and operations executive Blair Mullin as interim Chief Financial Officer effective immediately. Mullin is a Partner in the Portland practice of Tatum, LLC. Mullin will report directly to President and Chief Executive Officer Milos Djokovic. A search for a permanent CFO is underway.

As a Tatum Partner since 2003, Mullin has served as Interim Chief Financial Officer and/or provided Financial Leadership for two consumer products companies, a $100 million industrial construction firm and several manufacturers.

 "We are fortunate to have Blair join our finance team," said Milos Djokovic, President and Chief Executive Officer of Zi Corporation. "With his specialized expertise as a senior international executive in public and private companies, Blair will be a tremendous asset in helping Zi move forward."

Prior to joining Tatum, LLC, Mullin was President and Chief Operating Officer for International DisplayWorks, Inc., a manufacturer of LCD displays and modules; and Chairman, President and Chief Financial Officer of Morrow Snowboards.

Mullin has held other leadership positions at Westbeach Canada, ULC, British Columbia Mercantile Corp., and Padovano Foods, Ltd. Mullin holds a Master of Business Administration from the University of Western Ontario and a Bachelor of Arts in Economics from Wilfrid Laurier University.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, eZiType™ for keyboard prediction with auto-correction, Decuma® for predictive pen-input handwriting recognition and the Qix service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

About Tatum

Tatum is the largest and fastest-growing executive services firm in the United States, helping companies in transition to accelerate business success and create more value™. Through more than 33 offices nationwide, Tatum's 700+ executive partners and professionals provide strategic and operating leadership in finance and information technology. Tatum's uniqueness is in its ability to immediately mobilize and integrate the right leadership to assess, forecast, plan and oversee any business scenario. Founded in 1993, Tatum is based in Atlanta, Georgia. For more information, please visit www.TatumLLC.com.

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

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Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Milos Djokovic, Chief Executive Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com